FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1            Name and Address of Company

Vasogen Inc.
2505 Meadowvale Blvd.
Mississauga, ON
L5N 5S2

Item 2           Date of Material Change

March 12, 2006

Item 3           News Release

A press release with respect to the material change described herein was issued on March 12, 2006 via Canada News Wire and filed on SEDAR.

Item 4           Summary of Material Change

Vasogen Inc. announced the results from the 553-patient phase III SIMPADICO trial of its Celacade™ technology (Celacade) in peripheral arterial disease (PAD).

Item 5           Full Description of Material Change

Vasogen Inc., a leader in the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease, announced the results from the 553-patient phase III SIMPADICO trial of its Celacade™ technology (Celacade) in peripheral arterial disease (PAD). While the SIMPADICO study did not reach the primary endpoint of change in maximal treadmill walking distance, Celacade significantly reduced high sensitivity C-reactive protein (hs-CRP), a pre-specified endpoint and a widely recognized marker of systemic inflammation associated with increased cardiovascular risk, including heart failure, stroke, and heart attack.

Measurement of hs-CRP was included in SIMPADICO as a pre-specified endpoint to assess the impact of Celacade on systemic inflammation. The mean levels of hs-CRP at baseline were well matched at 4.15 mg/L and 4.81 mg/L in the placebo and Celacade groups, respectively, and these levels are consistent with a patient population at moderate-to-high risk for cardiovascular and PAD events. Mean hs-CRP was reduced by 0.93 mg/L in the Celacade group, while it increased by 0.50 mg/L in the placebo group (p=0.008, placebo vs. Celacade, baseline to end of study). A majority of patients were on anti-platelet therapy (82.1% placebo, 77.5% Celacade), predominantly aspirin, and were receiving lipid-lowering therapy (81.3% placebo,

79.8% Celacade), predominantly statins, which are known to reduce hs-CRP levels in cardiovascular conditions, providing evidence that Celacade significantly reduces hs-CRP levels on top of anti-inflammatory pharmaceuticals.

The SIMPADICO study screened 947 patients and randomized 553 subjects. The modified intention-to-treat (mITT) population (n=535) that was used for primary data analysis consisted of all patients randomized who received at least one study treatment and had at least one post-randomization treadmill test. The placebo (n=273) and Celacade (n=262) groups were well balanced for all important baseline characteristics, including demographics, maximal treadmill walking distance (absolute claudication distance, ACD; 321 meters placebo, 303 meters Celacade), smoking history, concomitant medical conditions, and medications.

The percentage increase in ACD between baseline and 26 weeks in the mITT group (the primary endpoint) was not significantly different between Celacade and placebo groups. Similarly, there were no significant differences in the pain-free treadmill walking distance (initial claudication distance, ICD) between the two groups.

The study was also designed to investigate the impact of Celacade on additional pre-specified endpoints, including PAD-related and cardiovascular outcome events. In a time-to-first-event analysis, 84 patients experienced a PAD-related or cardiovascular outcome event during the course of the study, 46 in the placebo group and 38 in the Celacade group. In a similar analysis of only PAD-related outcome events, 20 patients experienced an event, 14 in the placebo group and 6 in the Celacade group. Fifteen of these patients progressed to critical limb ischemia, 12 in the placebo group and 3 in the Celacade group (p=0.03).

While changes in quality of life and ankle-brachial index (ABI) did not reach significance in the mITT group, exploratory analysis in the per-protocol group (patients with no major protocol violations and who received a pre-designated number of treatments, n=416), showed significant changes in several of these measures. Quality of life analysis (SF-36, v2), showed a significant difference between Celacade and placebo in the Physical Functioning (p=0.03) and Social Functioning (p=0.05) Scores. On the Walking Impairment Questionnaire (WIQ), Celacade was also associated with significant improvements in the Distance (p=0.02) and Speed (p=0.03) domains. There was also a small but statistically significant (p=0.04) improvement in ABI at 26 weeks in the Celacade group.

Celacade was shown to be well tolerated in this patient population, who were receiving standard-of-care medications for atherosclerosis and PAD, including statins, beta-blockers, anti-platelet agents, and ACE-inhibitors. As previously reported, study treatments were terminated early, based on a recommendation by the study’s External Safety and Efficacy Monitoring Committee, due to an absence of a sufficiently strong efficacy signal and an observation of an imbalance in the distribution of malignancy cases. An independent review of these cases was conducted at study end by a recognized expert in medical oncology who was not aware of treatment group allocations (blinded). This review concluded that the number and types of malignancies identified in both study arms were consistent with that expected in the study population (18 expected, 40% lung), which is known to be at higher risk for developing malignancy (91% current or ex-smokers, mean age of 67, and predominantly male). The review also confirmed that, although there was no formal screening at baseline for malignancy, there was evidence that indicates a clear pre-study diagnosis of malignancy in eight cases (1 placebo, 7 Celacade) leaving ten cases (2 placebo, 8 Celacade); a distribution that was not statistically different. Of note, the Data and Safety Monitoring Board for the recently completed ACCLAIM trial of Celacade involving 2,400 patients has conducted regular reviews and has not expressed any concerns regarding safety.

Item 6           Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7           Omitted Information

Not applicable.

Item 8          Executive Officer

For further information contact Glenn Neumann, Investor Relations of Vasogen Inc. at (905) 817-2004.

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 14th day of March, 2006.

VASOGEN INC.

/s/ Paul Van Damme
By: Paul Van Damme
Title:Vice President, Finance, and Chief Financial Officer